SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                              ________________

                              AMENDMENT NO. 2
                                     TO
                               SCHEDULE 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(d)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                           ______________________

                             HEALTHSOURCE, INC.
                         (Name of Subject Company)


                             HEALTHSOURCE, INC.
                    (Name of Person(s) Filing Statement)


                  Common Stock, par value $0.10 per share
                       (Title of Class of Securities)


                                42221E 10 4
                   (CUSIP Number of Class of Securities)


                           Jon S. Richardson, Esq.
                       Special Counsel to the President
                              Healthsource, Inc.
                           Two College Park Drive
                       Hooksett, New Hampshire  03106
                               (603) 268-7000

     (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement).


                              With a Copy to:

                           Paul T. Schnell, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                       New York, New York  10022-3897
                               (212) 735-3000




          This Amendment supplements and amends as Amendment No. 2 the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on March 6, 1997 (the "Schedule 14D-9"), by Healthsource, Inc., a New Hampshire corporation (the "Company"), relating to the tender offer by CHC Acquisition, Corp., a New Hampshire corporation (the "Purchaser") and an indirect wholly owned subsidiary of CIGNA Corporation, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 6, 1997, to purchase all outstanding shares of common stock, par value $0.10 per share (the "Shares"), of the Company at a price of $21.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 1997, and the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

     ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

          On March 27, 1997, Betty Grayson Kurzweil and Robert Grayson, as trustees under the will of Florence Rosenman, filed a Consented to Motion for Voluntary Non-Suit with Prejudice in the Superior Court of Merrimack County for the State of New Hampshire withdrawing, with prejudice, the complaint that they had filed on March 7, 1997 in an action titled Betty Grayson Kurzweil and Robert Grayson, as trustees under the will of Florence Rosenman, on behalf of themselves and all others similarly situated v. Healthsource, Inc., et al. The Company expects the Court to grant the motion in due course. A copy of the Consented to Motion for Voluntary Non-Suit with Prejudice is filed herewith as
     Exhibit 19 and is incorporated herein by reference.

     ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 19  -  Consented to Motion for Voluntary Non-Suit with
                    Prejudice filed in the Superior Court, Merrimack County, of the State of New Hampshire in an action titled Betty Grayson Kurzweil and Robert Grayson, as trustees under the will of Florence Rosenman, on behalf of themselves and all others similarly situated v. Healthsource, Inc., et al.



                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated: April 2, 1997               Healthsource, Inc.

                                        By:  /s/ Joseph M. Zubretsky
                                           ----------------------------
                                        Name:  Joseph M. Zubretsky
                                        Title: Chief Financial Officer



                               EXHIBIT INDEX

     Exhibit No.                        Description
     -----------                        -----------
     Exhibit 19 Consented to Motion for Voluntary Non-Suit with Prejudice filed in the Superior Court, Merrimack County, of the State of New Hampshire in an action titled Betty Grayson Kurzweil and Robert Grayson, as trustees under the will of Florence Rosenman, on behalf of themselves and all others similarly situated v. Healthsource, Inc. et. al.